PUBLIC NOTICE

We are investigating the title of the landowners as detailed in the table below ("Owners") with respect to the lands situated at Begur Village and Yelenahalli Village, Begur Hobli, Bangalore South Taluk Bangalore Urban District, more fully described in the schedule hereunder and hereinafter referred to as the "Schedule Property".

Any person having any right, title, claim or interest in the Schedule Property must notify the undersigned with documentary proof thereof within fifteen (15) days of this publication. In case no such notice is received by us within fifteen (15) days from the date of publication of this notice, it shall be presumed that the title of the Owner with respect to the Schedule Property is clear, marketable and free from encumbrance/s of any kind whatsoever and no person has any right, title or interest of any nature whatsoever in respect of the Schedule Property or any part thereof. Claims or alleged interest, if any, which are not received within fifteen (15) days from the date of publication of this notice shall be deemed to have been waived and disregarded for all intents and purposes and shall not be binding on our client.

SCHEDULE

Begur Village

All that piece and parcel of lands situated at Begur Village Begur Hobli, Bangalore South Taluk Bangalore Urban District totally admeasuring 1 acre 32 guntas, and bounded on

Sl. Nos	Survey Nos.	Extents Acres	Extents Guntas	Boundaries East By: E, West By: W, North By: N, South By: S	Details of the Owners
1.	30/3	1	6	E: Land belonging to Puttappa. W: Remaining portion of same Survey No.30/3. N: Dasara Lakshmanappa and Gundekaai Nanjundappa's Hola. S: Land belonging to Buddi Surappa, Adikappa and others.	(1) R. Rangaiah son of late Doddaramaiah, (2) R. Balamurali Krishna son of R. Rangaiah, (3) Venkatachalaiah son of late Doddaramaiah, (4) Subramanya V. son of Venkatachalaiah, All are residing at No.113/11, Near Gangaparameshwari Temple, Begur Road, Begur, Bangalore 560 068
2.	30/3	0	26	E: Remaining portion of same Survey No.30/3 belongs to Rangaiah and Venkatachalaiah. W: Remaining portion of same Survey No.30/3 belongs to H.R. Ravichandra. N: Property bearing Survey No.30/4. S: Property bearing Survey No.32.	(1) Hanumakka wife of late Venkataramanappa, (2) V. Lakshminarasimhaiah son of late N. Venkataramanappa, (3) Keerthana L. daughter of Lakshminarasimhaiah, All are residing at No.33, Begur main Road, near Arakmara Bus Stop, Begur, Bangalore South Taluk, Bangalore 560 068. (4) R. Kusuma daughter of late V. Ramanjaneya and wife of N. Barath Kumar residing at # 163, 2nd Cross, Singapura Garden, Akkigere, Bangalore 560 068. (5) R. Chandrashekar son of late V. Ramanjaneya, (6) Rukmini daughter of late N. Venkataramanappa, Both are residing at #1142, Near Anjaneya Temple, Begur Village, Begur Hobli, Bangalore 560 068.

Yelenahalli Village

All that piece and parcel of residentially converted land situated at Yelenahalli Village, Begur Hobli, Bangalore South Taluk Bangalore Urban District totally admeasuring 5 acres 13 guntas, and bounded on

Sl. Nos	Survey Nos.	Extents Acres	Extents Guntas	Boundaries East By: E, West By: W, North By: N, South By: S	Details of the Owners
1.	35/1	5	13	E: Begur Village Boundary. W: Survey No.36 of Yelenahalli Village and Road. N: Partly by Survey No.35/2 belonging to H.R. Ravichandra and Partly by Road. S: Survey No.35/2 of Yelenahalli Village.	H.R. Ravichandra son of late Rajashekar Reddy residing at (1) No.746, 18th Main, 6th Block, Koramangala, Bangalore 560 095/ (2) No.551, 16th 'A' Main, 3rd Block, Koramangala, Bangalore 560 034.

Date: 27.04.2023

Malini Raju
JSA
Advocates and Solicitors,
Level 3, Prestige Obelisk No.3, Kasturba Road,
Bangalore-560 001. Ph: 080-43503600.

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended March 31, 2023

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹in millions, except per share data, unless otherwise stated)

Particulars	Quarter ended March 31, 2023	Year ended March 31, 2023	Quarter ended March 31, 2022
Total income from operations (net)	232,893	909,348	209,682
Net Profit / (Loss) before tax and exceptional items	40,184	147,657	37,324
Net Profit / (Loss) before tax but after exceptional items	40,184	147,657	37,324
Net Profit / (Loss) after tax and exceptional items	30,935	113,665	30,925
Total Comprehensive Income after tax	31,655	124,760	35,396
Equity Share Capital	10,976	10,976	10,964
Reserves (excluding Revaluation Reserve)' as shown in the Audited Statement of Financial Position	770,188	770,188	647,194
Earnings Per Share (of ₹2/- each)			
Basic:	5.61	20.73	5.64
Diluted:	5.60	20.68	5.63

'Balance for the three months and year ended March 31, 2023 represent balances as per the audited interim condensed statement of financial position for the year ended March 31, 2023 and balance for the three months ended March 31, 2022 represent balances as per the audited interim condensed statement of financial position for the year ended March 31, 2022, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2023 have been approved by the Board of Directors of the Company at its meeting held on April 27, 2023. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The financial results are prepared in accordance with Indian Accounting Standards (**"Ind AS"**), the provisions of the Companies Act, 2013 (**"the Companies Act"**), as applicable and guidelines issued by the Securities and Exchange Board of India (**"SEBI"**). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendment rules issued thereafter.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended March 31, 2023	Year ended March 31, 2023	Quarter ended March 31, 2022
Total income from operations (net)	231,903	904,876	208,607
Net Profit / (Loss) before tax and exceptional items	40,184	147,657	37,324
Net Profit / (Loss) before tax but after exceptional items	40,184	147,657	37,324
Net Profit / (Loss) after tax and exceptional items	30,935	113,665	30,925
Total Comprehensive Income after tax	31,685	124,403	35,317
Equity Share Capital	10,976	10,976	10,964
Reserves (excluding Revaluation Reserve)' as shown in the Audited Balance Sheet	765,703	765,703	643,066
Earnings Per Share (of ₹2/- each)			
Basic:	5.61	20.73	5.64
Diluted:	5.60	20.68	5.63

'Balance for the three months and year ended March 31, 2023 represent balances as per the audited interim condensed consolidated balance sheet for the year ended March 31, 2023 and balance for the three months ended March 31, 2022 represent balances as per the audited interim condensed consolidated balance sheet for the year ended March 31, 2022, as required by the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The audited consolidated financial results (under Ind AS) of the Company for the three months and year ended March 31, 2023 have been approved by the Board of Directors of the Company at its meeting held on April 27, 2023. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended March 31, 2023	Year ended March 31, 2023	Quarter ended March 31, 2022
Total income from operations (net)	174,773	677,534	155,856
Net Profit / (Loss) before tax and exceptional items	31,425	122,689	60,895
Net Profit / (Loss) before tax but after exceptional items	31,425	122,689	60,895
Net Profit / (Loss) after tax and exceptional items	22,641	91,767	54,788
Total Comprehensive Income after tax	24,632	85,669	54,076

The audited standalone financial results (under Ind AS) of the Company for the three months and year ended March 31, 2023 have been approved by the Board of Directors of the Company at its meeting held on April 27, 2023. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com), the National Stock Exchange website (URL: www.nseindia.com) and on the Company's website (URL: www.wipro.com).
2. On April 27, 2023, the Board of Directors approved buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 269,662,921 equity shares of ₹2 each (being 4.91% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹445 per equity share for an aggregate amount not exceeding ₹120,000 million, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder.

By Order of the Board,
For Wipro Limited

Place: Bengaluru
Date: April 27, 2023

Rishad A. Premji
Chairman

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru-560035, India
Website: wipro.com | Email Id: info@wipro.com | Tel: +91-80-2844 0011; Fax: +91-80-2844 0054
CIN: L32102KA1945PLC020800